

May 16, 2011

Ms. June Howard
Senior Vice President and Chief Accounting Officer
Aflac Incorporated
1932 Wynnton Road
Columbus, GA 31999

Re: Aflac Incorporated
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-07434

Dear Ms. Howard:

We have reviewed your April, 19, 2011 response to our April 6, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing your response to the comment, we may have additional comments.

<u>Financial Statements</u>
<u>Consolidated Statements of Comprehensive Income (Loss), page 79</u>

1. Although your proposed disclosure provided in response to comment one provides clarity on the tax effects included in other comprehensive income and accumulated other comprehensive income, it does not appear to explain the significant fluctuation in the effective tax rate applicable to other comprehensive income in each year presented. Please provide us proposed revised disclosure to be included in future periodic reports that explains why your effective tax rate on other comprehensive income fluctuated from 50.6% in 2008 to 36.5% in 2009 to (3.4%) in 2010. In your proposed revised disclosure please quantify the income tax effect of the dollar-denominated investment portfolio held by Aflac Japan.

   Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

        Sincerely,

        Jim B. Rosenberg
        Senior Assistant Chief Accountant